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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        AMERICAN ASSET MANAGEMENT CORP.
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                                (Name of Issuer)

                        COMMON STOCK (WITHOUT PAR VALUE)
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                         (TITLE OF CLASS OF SECURITIES)

                                   024010308
                         -----------------------------
                                 (CUSIP Number)

                               Kenneth Koch, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                      551 Fifth Avenue, New York, NY 10176
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 16, 1998
            -------------------------------------------------------
            (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



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CUSIP No. 024010308
-------------------

1    Name of Reporting Person                            Nathan Low
     S.S. or I.R.S. Identification No.
     of Above Person

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2    Check the Appropriate Box if                        (a) [X]
     a Member of a Group                                 (b) [ ]

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3    SEC Use Only

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4    Source of Funds                                     PF

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5    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)         [ ]

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6    Citizenship or Place of Organization                U.S.A.

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                           7  Sole Voting Power          61,000 including
                                                         30,000 underlying
                                                                warrants

                              -------------------------------------------------

                           8  Shared Voting Power        118,000
Number of Shares
Beneficially Owned by         -------------------------------------------------
Reporting Person With
                           9  Sole Dispositive  Power    61,000 including
                                                         30,000 underlying
                                                                warrants

                              -------------------------------------------------

                          10  Shared Dispositive Power   118,000

     --------------------------------------------------------------------------

11   Aggregate Amount Beneficially
      Owned By Each Reporting Person                     179,000

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12   Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares                [  ]

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13   Percent of Class Represented
      Amount in Row (11)                                 14.8%

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14   Type of Reporting Person                            IN



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CUSIP No. 024010308
-------------------
1    Name of Reporting Person                      Sunrise Foundation Trust
     S.S. or I.R.S. Identification No.
     of Above Person
     -----------------------------------------------------------------------

2    Check the Appropriate Box if                                  (a) [X]
     a Member of a Group                                           (b) [   ]
     ----------------------------------------------------------------------

3    SEC Use Only
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4    Source of Funds                                               WC
     -----------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   [  ]
     -----------------------------------------------------------------------

6    Citizenship or Place of Organization                          U.S.A.
     -----------------------------------------------------------------------

                         7      Sole Voting Power                  0
                                --------------------------------------------

Number of Shares         8      Shared Voting Power                68,000
Beneficially Owned by           ____________________________________________
Reporting Person With
                         9      Sole Dispositive  Power   0
                                --------------------------------------------

                         10     Shared Dispositive Power           68,000
         -------------------------------------------------------------------

11   Aggregate Amount Beneficially
      Owned By Each Reporting Person                               68,000
     -----------------------------------------------------------------------

12   Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares                          [  ]
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13   Percent of Class Represented
      Amount in Row (11)                                           5.8%
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14   Type of Reporting Person                                      IN

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CUSIP No. 024010398
-------------------

1    Name of Reporting Person              Individual Retirement Account f/b/o
     S.S. or I.R.S. Identification No.     Nathan Low
     of Above Person
     -----------------------------------------------------------------------

2    Check the Appropriate Box if                                  (a) [X]
     a Member of a Group                                           (b) [   ]
     ----------------------------------------------------------------------

3    SEC Use Only
     -----------------------------------------------------------------------

4    Source of Funds                                               PF
     -----------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   [  ]
     -----------------------------------------------------------------------

6    Citizenship or Place of Organization                          U.S.A.
     -----------------------------------------------------------------------

                         7      Sole Voting Power                  0
                                --------------------------------------------

Number of Shares         8      Shared Voting Power                50,000
Beneficially Owned by           ____________________________________________
Reporting Person With
                         9      Sole Dispositive  Power   0
                                --------------------------------------------

                         10     Shared Dispositive Power           50,000
         -------------------------------------------------------------------

11   Aggregate Amount Beneficially
      Owned By Each Reporting Person                               50,000
     -----------------------------------------------------------------------

12   Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares                          [  ]
     -----------------------------------------------------------------------

13   Percent of Class Represented
      Amount in Row (11)                                           4.2%
     -----------------------------------------------------------------------

14   Type of Reporting Person                                      IN




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Item 1.           Security and Issuer.

         The title of the class of equity securities to which this statement relates is the common stock, without par value (the "Common Stock"), of American Asset Management Corporation, a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at 150 Morristown Road, Bernardsville, New Jersey 07924.


Item 2.           Identity and Background.

         (a) The name of the persons filing (the "Filing Persons") this Schedule are Nathan Low ("Low"), Individual Retirement Account f/b/o Low, (the "IRA") and Sunrise Foundation Trust (the "Trust").

         (b) The business address of each of the Filing Persons is c/o Sunrise Securities Corp., 135 East 57th Street, 11th Floor, New York, New York 10022.

         (c) Mr. Low is the sole stockholder of, and his principal occupation is serving as President of, Sunrise Securities Corp., a registered broker-dealer, and Sunrise Financial Group, Inc., a public relations firm.

         (d) Mr. Low has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Low has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Low is a citizen of the United States.


Item 3.           Source and Amount of Funds or Other Consideration.

         The source of the funds used for purchase made by (a) Low and the IRA were personal funds and (b) the Trust were endowment funds.


Item 4.           Purpose of Transaction.

         On June 16, 1998, the IRA purchased 50,000 shares of Common Stock and the Trust purchased 30,000 shares of Common Stock at $3.00 per share from the Company in a private placement. Such purchases were made for investment.

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         Except as provided herein, the Filing Persons have no plans or proposals which would relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

                  (c) a sale or transfer of a material amount of assets of the Company;

                  (d) any change in the present board of directors or management of the Company;

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any other material change in the Company's business or corporate structure;

                  (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

                  (j) any action similar to those enumerated above.

Item 5.           Interest in Securities of the Issuer.

                  (a) The equity securities to which this statement relates consists of 179,000 shares of Common Stock, including (i) 31,000 shares of Common Stock owned by Mr. Low (ii) 30,000 shares of Common Stock issuable upon the exercise of warrants (the "Warrants") held by Mr. Low at an exercise price of $4.00 per share, (iii) 68,000 shares of Common Stock owned by the Trust, of which Mr. Low is a trustee, and (iv) 50,000 shares of Common Stock owned by the IRA, of which Mr. Low is the beneficiary. These equity securities represent approximately 14.8% of the outstanding shares of Common Stock. The Warrants are currently exercisable and expire on May 20, 2001.

                  (b) Mr. Low has the sole power to vote and dispose of the Common Stock owned by him and shares such power with the co-trustees of the Trust and with the Custodian of the IRA.

                  (c) During the 60 days preceding the filing of this report, the only transaction involving Common Stock were the acquisitions from the Company by the Trust (30,000 shares) and IRA (50,000 shares) at $3.00 per share in private placement (the "Private Placement") which was

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consummated on June 16, 1998 and the purchase by Mr. Low of 1,000 shares of
Common Stock at $5 3/8 per share on the open market on June 18, 1998.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. On March 26, 1998, Sunrise Financial Group ("SFG") entered into a Public Relations Retainer Agreement (the "PRR Agreement") with the Company pursuant to which SFG agreed over the sixth-month term of the agreement to provide certain financial public relations services to the Company in exchange for the Warrants. The PRR Agreement provides for certain "piggyback" registration rights as to the common stock underlying the Warrants. In connection with the Private Placement, the IRA and the Trust each entered into (i) Subscription Agreements pursuant to which they agreed to purchase shares of Common Stock in the Private Placement and (ii) Registration Rights Agreements pursuant to which they received certain "piggyback" registration rights as to such shares.

Item 7.           Materials to be Filed as Exhibits.
                  1.  Joint Filing Agreement
                  2.  Public Relations Retainer Agreement
                  3.  Warrants
                  4.  Subscription Agreement
                  5.  Registration Rights Agreement

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:   June __, 1998                     /s/ Nathan Low
                                           -----------------------------------
                                           Nathan Low


                                           SUNRISE FOUNDATION TRUST


                                           By: /s/ Nathan Low
                                              --------------------------------
                                               Nathan Low, Trustee

                                           Individual Retirement Account
                                           f/b/o Nathan Low

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                                           By: /s/ Nathan Low
                                              --------------------------------
                                               Nathan Low



                                     - 6 -

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                                   Exhibit 1

         The Undersigned agree that this Statement on Schedule 13D with respect to the Common Stock, without par value, of American Asset Management Corporation, to which this agreement is attached and any amendments thereto are filed on behalf of them.

         This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one instrument.

Dated:   June __, 1998                          /s/ Nathan Low
                                                ------------------------------
                                                Nathan Low


                                                SUNRISE FOUNDATION TRUST


                                                By: /s/ Nathan Low
                                                   ---------------------------
                                                    Nathan Low, Trustee

                                                Individual Retirement Account
                                                f/b/o Nathan Low


                                                By: /s/ Nathan Low
                                                   ---------------------------